Exhibit 14.1

Golden Growers Cooperative
Code of Ethical Conduct

Adopted: March 20, 2013

I. General Policy

The Principal Executive Officer, all Employees, and Directors, owe Golden Growers Cooperative (the Cooperative) and its members a duty of loyalty, a fiduciary duty to act in good faith and in the best interests of the Cooperative, and to make informed decisions at all times.

Business decisions must be made in the best interest of the Cooperative placing personal interest aside.

Interactions with persons, companies, government institutions external to the Cooperative as well as internal relationships between Officers, Employees, and Directors must be held to the highest ethical standard.

II. Definitions

•	Charitable Contributions – legally permissible donations of money, its equivalent, material items or physical property to non-profit organizations designated by the Internal Revenue Service as 501(c)(3) or equivalent non-profit status, which will use the contribution for charitable, scientific, literary, or educational purposes where no direct benefit is perceived by the company.
•	Conflicts of Interest - A conflict of interest is a set of circumstances that creates a risk that professional judgment or actions regarding a primary interest will be unduly influenced by a secondary interest. The Primary interest refers to the principal goals of the Cooperative and its members. Secondary interest includes personal financial gain, a desire for professional advancement, interests of family and friends.
•	Commercial Bribes, Influence Payments – Money or favors given or promised to an employee intended to influence his or her judgment or conduct of business.
•	Gifts – Anything of value, except cash, that is legally bestowed on an individual voluntarily, without direct compensation by the individual and has no direct charitable purpose.
•	Gratuities – Things given voluntarily or beyond obligation usually in return for, or in anticipation of, some service, i.e. a tip.
•	Honoraria – payments for services on which custom or propriety forbids a price to be set.
•	Kickbacks – a return of a portion of a sum received often because of a confidential agreement or coercion.
•	Political Contributions – includes any gift, loan, guarantee, or donation anything of value to support a candidate for political office, influence a public policy objective, or ballot measure. Contributions need not be given directly, but undertaken for the candidate’s benefit.
•	Confidential Information – Information that is not generally known or readily available to others, including non-public information that might be of value to competitors if it were disclosed.

III. Code of Ethical Conduct

Officers, Employees, and Directors must accept responsibility for adherence to this Code. Violations may lead to serious sanctions. The Cooperative may, in addition, seek civil recourse against an Officer, Employee, or Director and/or refer alleged criminal misconduct to law enforcement agencies.

A. Conflicts of Interest

All Cooperative Officers, Employees, and Directors, and within the scope of their respective engagements, agents, consultants and other representatives owe a duty of loyalty to the Cooperative and accordingly, must avoid all circumstances which might give rise to conflict of interest in their conduct of company business.

Officers, Employees, and Directors have a responsibility to understand when a potential conflict of interest arises. If conflicts of interest or the perception of conflicts of interest do arise, the individual involved shall disclose such conflicts of interest or potential conflicts of interest to the Executive Vice President or General Counsel of the Cooperative.

Any conflict of interest disclosed will be reviewed to determine the need for action such as recusal, prohibition, or other action necessary to protect the interests of the Cooperative.

Officers, Employees, and Directors have a duty to report any undisclosed conflicts of interest they become aware of to the Executive Vice President or General Counsel of the Cooperative.

Officers, Employees, and Directors found to be taking actions based on a secondary interest are subject to disciplinary action including suspension, dismissal, and/or termination of membership.

B. Business and Personal Interactions

Business Gifts and Entertainment – Nominal gifts and reasonable and customary business entertainment are permissible within the limits established by the Board of Directors. Officers, Employees, and Directors are expected to measure nominal business interactions against the possibility that they may be perceived as a conflict of interest and police themselves accordingly. Concerning activities should be reviewed with the Executive Vice President or General Counsel.

Gratuities – Giving or receiving gratuities of nominal value is permissible, but must be considered in the same context as other Business Gifts and Entertainment.

Honoraria – Honoraria for actions or activities while on Cooperative business shall be considered the property of the Cooperative. Honoraria provided for activities unrelated to Cooperative business while on an individual’s personal time is acceptable so long as such honoraria does not constitute a real or perceived conflict of interest.

Political Involvement – Officer, Employees, and Directors are free to make personal political contributions to candidates and organizations of their choice and from their personal funds. Personal political commitments or contributions shall not constitute an obligation to the Cooperative.

Charitable Contributions – Contributions by the Cooperative of money or materials for charitable purposes are permitted with the approval of the Executive Vice President within the budget limits approved by the Board of Directors.

C. Prohibited Actions

Unlawful/Improper Use – Use of company funds or resources for unlawful or improper purpose is strictly prohibited.

Commercial Bribes, Influence Payments, or Kickbacks – The Cooperative shall not engage in or tolerate the use of commercial bribes, influence payments, or kickbacks in connection with its business. This prohibition covers both company actions and actions of companies or persons with which our Cooperative does business.

Political Contributions – No Cooperative funds or assets may be used to make political contributions either directly or indirectly to candidates, political parties, political action committees or special interest groups whose intent or primary function is political influence.

Improper Political Influence – No gift, contribution or other transfer of money or any other thing of value, regardless of whether derived from Cooperative funds or assets, shall be offered promised, authorized or made to or for the benefit of any governmental official or employee in connection with or for the purpose of securing or retaining business or influencing any act or decision by an individual or agency. This prohibition extends to indirect or third party payments for a similar purpose.

Gifts in Excess of Nominal Value – To avoid actual or perceived conflicts of interest, Officers, Employees, and Directors are prohibited from receiving gifts, other than a nominal value and reasonable and customary business entertainment, from companies or individuals doing business with the Cooperative.

Gifts of Cash, Cash Equivalents, Stocks, Stock Options, and Loans - Gifts of Cash, Cash Equivalents, Stocks, Stock Options, and Loans from companies or persons doing business with the Cooperative are strictly prohibited.

Quid pro quo and unsavory activities – It is prohibited to accept or request anything as a “quid pro quo” to do anything in return for such receipt or request. Participation in unsavory or sexually oriented activities violates mutual respect and is a prohibited activity if such activities are in exchange for influence or subsequent action.

D. Compliance with Government Laws, Rules, and Regulations

Officers, Employees, and Directors are obligated to maintain compliance with and abide by all governmental laws, rules, and regulations as they apply to the Cooperative.

E. Accuracy of Company Records

All Cooperative records shall truly, completely and specifically reflect the transactions which they record. All transactions with respect to Cooperative funds or assets shall be accurately recorded in the Cooperative’s regular books of account.

No deliberate misleading, artificial, vague or false entries or misstatements shall be made in any of the Cooperative’s books or records, including mischarging or conceal budget overages, inappropriate classification of items as expense versus capital, inappropriate timing of recording purchasing and shipping cut-offs, any vouchers, receipts, expense reports or other substantiating documents of any kind, for any reason.

No payment of Cooperative funds or transfer of company assets shall be offered promised, authorized, or made with any understanding or knowledge, or under circumstances that would indicate, that a portion of the funds or assets so transferred shall be directed from or used for any purpose other than described in the documentation which supports the payment or transfer.

There shall be no undisclosed, secret, or unspecified general purpose accounts, and there shall be no unrecorded payments of funds or transfer of assets.

F. Securities Trading Policies

Officers, Employees, and Directors are prohibited from trading securities on the basis of confidential information if acquired in the course of Cooperative duties.

Any information obtained through Cooperative duties that would not otherwise be available to the public is considered insider information. Actions of a personal financial nature based on insider information are prohibited and applies to unit ownership of the Cooperative.

G. Confidential Information & Intellectual Property

Officers, Directors, and Employees are obligated to protect the Cooperative’s confidential information as well as that of its customers, suppliers and third parties who disclose information to the Cooperative in confidence.

The provisions of this Code are subject to the terms and conditions of any confidentiality or non-disclosure agreement that an employee, officer or director may have entered into with the Cooperative.

H. Personal Behavior in the Workplace

Workplace behavior must also set the highest standards of conduct where no Officer, Supervisor, Employee or Director engages in discrimination in the workplace, harassment, or retaliation.

I. Close Relatives

Prohibitions and limitations also apply to close relatives of Officers, Employees, and Directors in the same way as if those same activities applied to the Officers, Employees, and Directors themselves.

J. Agents, Consultants, or Representatives

The Cooperative expects any agent, consultant, or representative working on behalf of the Cooperative to adhere to the same high standards of ethical conduct demanded of its Officers, Employees, and Directors as outlined in this document. Failure to do so may result in termination of relationships or contracts.

K. Public Disclosure

This Code of Conduct will be disclosed to Members of the Cooperative and made publicly available in accordance with applicable law.

IV. Reporting

Any known or suspected violation of this Code, must be immediately reported to the Executive Vice President, Chairperson of the Board, or General Counsel of the Cooperative.

Questions about ethical situations or about any behavior believed to be illegal or unethical should be referred to the Executive Vice President, Chairperson of the Board, or General Counsel.

Confidential referrals of violations of this Code or illegal activities may be referred directly to the General Counsel of the Cooperative along with sufficient details necessary to investigate the complaint OR contact information of the person submitting the report so further details can be obtained.

V. Implementation

The Board of Directors may establish guidelines to implement this policy. Guidelines could include, but are not limited to:

•	Defining what constitutes “nominal value” or “reasonable and customary business entertainment”;
•	Identification of green (acceptable); yellow (caution); and red (unacceptable) standards for business interactions or referral to the Executive Vice-President, Board Chairperson, or General Counsel;
•	Establishing de minimis rules (issues too small or insignificant to be considered); and
•	Determining budget guidelines for charitable contributions.